Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	9 February 2011
SIMS METAL MANAGEMENT EARNINGS UPDATE FOR
THE HALF YEAR PERIOD ENDED 31 DECEMBER 2010
Ahead of the formal release of its financial results for the half year period ended 31 December 2010, which is scheduled for 18 February 2011, Sims Metal Management (ASX:SGM) (NYSE:SMS) provides an update to the market as to its earnings expectations for the first half of fiscal 2011. The results, which remain the subject of auditor review and board approval, are expected as follows:
(Unaudited and in Australian Dollars)
•	Sales revenue of $3.9 billion up 17 percent on prior corresponding period

•	Earnings before interest, tax, depreciation and amortisation (EBITDA) of $148.9 million up 9 percent on prior corresponding period

•	Earnings before interest and tax of $82.3 million up 33 percent on prior corresponding period

•	Net profit after tax of $49.3 million up 24 percent on prior corresponding period

•	Basic earnings per share of 24.1 cents up 13 percent on prior corresponding period

•	Underlying net profit after tax adjusted for atypical items was $42.5 million

•	Scrap intake and shipments of 6.6 million tonnes and 6.5 million tonnes, respectively

•	Scrap intake and shipments in the three months ended 31 December 2010 were 3.2 million tonnes and 3.6 million tonnes, respectively. Scrap intake declined sequentially in the second fiscal quarter by 7 percent with the decline evident in North America and Europe. Shipments increased sequentially in the second fiscal quarter by approximately 600,000 tonnes, or 20 percent, with the increase largely attributable to shipments from North America.
Group Chief Executive Officer, Daniel W. Dienst stated, “Scrap shipments in our second quarter were strong and allowed us to balance our cumulative intake and shipments for the six months ended 31 December 2010. Consistent with strong shipments in our second quarter, EBITDA was $97.7 million, sequentially higher by 91 percent, against $51.2 million of EBITDA in our first quarter of fiscal 2011. Scrap intake in our second quarter was down 7 percent from our first quarter due to the impact of adverse winter weather conditions in the Northern Hemisphere that impacted our operations in North America and Europe as we finished the second quarter.”
Mr. Dienst continued, “Performance in the second fiscal quarter remained attractive in Australasia and for Sims Recycling Solutions. Our UK Metals business also performed well during the second quarter despite sequentially lower intake and shipments. North America Metals continued to encounter margin pressures during our second quarter and for the half year.”
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 240 facilities and 5,700 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430